Corporate Organizational Structure


HEARST RATINGS II, INC.
(Delaware)
FITCH GROUP, INC.
(Delaware)
FITCH SOLUTIONS, INC.
(Delaware)
FITCH RATINGS, INC.
(Delaware)
FITCH LEARNING, INC.
(Delaware)

2026 Form NRSRO
Exhibit 4


Independent Directors
Fitch Ratings Inc/Fitch Ratings Ltd
Board of Directors
President and CEO
Fitch Group
Fitch Group Operations
President
Fitch Ratings
Chief Information Officer
Chief Information Security Officer
Data Privacy Manager
Global Head of HR
Chief Financial Officer
General Counsel
Chief Compliance Officer
Regulatory Compliance
Personal Conflict Monitoring
Compliance Data, Systems & Metrics
Compliance Testing
E-mail Surveillance
Head of Internal Audit
Chief Operating Officer
Ratings Strategy and Analytics
Rating Services
Regulatory Affairs, Policies and Procedures
Ratings Workflow Solutions
Ratings Data
Ratings AI
Global Analytical Head
Global Group Head
Structured Finance
Covered Bonds
Funds & Asset Management
Global Group Head
Financial Institutions
Public Finance & Sovereigns
Global Group Head
Corporate Finance
Infrastructure and Project Finance
Global Head of Business & Relationship Mgmt
Global Head Structured Finance
Global Head Investor Relations
Global Head FI & PF
Global Head Revenue Management
Global Head Corporates & GIG
Regional Head Latin America
Regional Co-Heads Asia Pacific
Chief Risk & Credit Officer
Credit Officer Group
Credit Review Group
Credit Commentary & Research
Chief Criteria Officer
Operational Risk Review
Member of the Fitch Ratings Executive Committee

Fitch Ratings, Inc. Organizational Structure


FITCH RATINGS, INC.
(Delaware)
FITCH RATINGS
CANADA, INC.
(Canada)
FITCH RATINGS LTD
(England and Wales)
FITCH RATINGS
LANKA LIMITED*
(Sri Lanka)
FITCH
CENTROAMERICA, S.A.*
(Panama)
FITCH RATINGS COLOMBIA
S.A. SOCIEDAD
CALIFICADORA DE VALORES*
(Colombia)
See additional
Credit Rating Affiliates
on next page
FITCH SOLUTIONS
LIMITED+
(England and Wales)
FITCH COSTA RICA
CALIFACADORA DE
RIESGO, S.A.*
(Costa Rica)
FITCH
CENTROAMERICA, S.A.*
(Guatemala)
FITCH REPUBLICA
DOMINICANA S.R.L.
SOCIEDAD CALIFICADORA
DE RIESGOS*
(Dominican Republic)
FITCH SOLUTIONS
ASIA PTE LTD+
(Singapore)
FITCH SOLUTIONS
INDIA ADVISORY
PRIVATE LIMITED+
(India)
FITCH SOLUTIONS
DEUTSCHLAND GMBH+
(Germany)

*Not included in Item 3 of Form NRSRO.
+Not engaged in the provision of credit rating services and not included in Item 3 of the Form NRSRO.

2026 Form NRSRO
Exhibit 4

Fitch Ratings Ltd Organizational Structure


FITCH RATINGS LTD
(England and Wales)
FITCH RATINGS CIS LTD*
(England and Wales)
FITCH RATINGS IRELAND LIMITED
(Ireland)
INDIA RATINGS & RESEARCH PRIVATE LIMITED* (India)
FITCH INDIA SERVICES PRIVATE LIMITED*
(India)
FITCH RATINGS (BEIJING) LIMITED
(China)
FITCH (CHINA) BOHUA CREDIT RATINGS LTD*
(China)
INTER ARAB RATING COMPANY E.C.*
(Bahrain)
FITCH RATINGS JAPAN LIMITED
(Japan)
FITCH (HONG KONG) LIMITED
(Hong Kong)
FITCH AUSTRALIA PTY LIMITED
(Australia)
KOREA RATINGS CORPORATION*
(Korea)
E-CREDIBLE CO., LTD*#
(Korea)
E-CREDIBLE NETWORKS CO., LTD*#
(Korea)
FITCH RATINGS SINGAPORE PTE. LTD.
(Singapore)
PT FITCH RATINGS INDONESIA*
(Indonesia)
FITCH MEXICO, S.A. DE C.V.
(Mexico)
FITCH RATINGS BRASIL LTDA.
(Brazil)
FITCH HOLDING S.A.*
(Chile)
FITCH CHILE CLASIFICADORA DE RIESGO LIMITADA*#
(Chile)
FITCH RATINGS (THAILAND) LIMITED*
(Thailand)
APOYO & ASOCIADOS INTERNACIONALES S.A.C. CLASIFICADORA DE RIESGO*^
(Peru)
FIX SCR S.A. AGENTE DE CALIFICACIÓN DE RIESGO*^
(Argentina)
FIX-SCR URUGUAY CALIFICADORA DE RIESGO S.A.*#
(Uruguay)

*Not included in Item 3 of Form NRSRO.
^Minority owned by Fitch Ratings Ltd.
#Fitch Ratings Ltd does not own any equity directly in these entities.